Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To Board of Directors

Rise Energy Operating, LLC:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-178493) of Memorial Production Partners LP of (i) our report dated March 30, 2012 with respect to the consolidated balance sheets of Rise Energy Operating, LLC as of December 31, 2011 and 2010, and the related consolidated statements of operations, owners’ equity, and cash flows for the years ended December 31, 2011 and 2010 and for the period from February 3, 2009 (inception) to December 31, 2009 and (ii) our report dated November 19, 2012 with respect to the statement of revenues and direct operating expenses of the natural gas and oil properties of the Beta Unit for the period January 1, 2009 to December 30, 2009, which reports are included in the registration statement on Form S-1 (No. 333-185051) of Memorial Production Partners LP.

/s/ KPMG LLP

Dallas, Texas

December 12, 2012